Filed by Fyffes plc

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934

Subject Companies: Chiquita Brands International, Inc. (Commission File No. 001-01550); Fyffes plc

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed combination of Chiquita and Fyffes or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED AND WILL BE FILED WITH THE SEC

ChiquitaFyffes Limited, a private limited company organized under the laws of Ireland (“ChiquitaFyffes”), has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a Proxy Statement that also constitutes a Prospectus of ChiquitaFyffes. The registration statement was declared effective by the SEC on July 25, 2014. The Form S-4 also includes the Scheme Circular and Explanatory Statement required to be sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Each of Chiquita and Fyffes has completed mailing to their respective shareholders the definitive Proxy Statement/Prospectus/Scheme Circular in connection with the proposed combination of Chiquita and Fyffes and related transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling (980) 636-5000, or by contacting Fyffes Investor Relations at c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants In The Solicitation

Chiquita, Fyffes, ChiquitaFyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the combination. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2013, which was published on April 11, 2014 and is available on the Fyffes website at www.fyffes.com. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

FORWARD-LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking statements.” These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the combination involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the combination, including expected synergies and future financial and operating results; Fyffes and Chiquita’s plans, objectives, expectations and intentions; the expected timing of completion of the combination; and other statements relating to the combination that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the combination, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the combination, or required governmental and regulatory approvals may delay the combination or result in the imposition of conditions that could reduce the anticipated benefits from the combination or cause the parties to abandon the combination; the risk that a condition to closing of the combination may not be satisfied; the length of time necessary to consummate the combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the combination may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the combination making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the combination, are more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that is included in the Registration Statement on Form S-4 that was filed with the SEC in connection with the combination and are contained in the definitive Proxy Statement/Prospectus/Scheme Circular mailed to shareholders. Additional risks and uncertainties are identified and discussed in Chiquita’s reports filed with the SEC and available at the SEC’s website at www.sec.gov and in Fyffes reports filed with the Registrar of companies available at Fyffes website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Neither Chiquita, nor Fyffes, undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication.

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, or Fyffes or ChiquitaFyffes, as appropriate. No statement in this communication constitutes an asset valuation.

Statement Required by the Takeover Rules

The directors of Fyffes accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Fyffes (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

***

The following presentation was first used by Fyffes plc in connection with the transaction on September 17, 2014.

17 September 2014 Investor Presentation

Forward Looking Statement

This presentation contains certain statements that are "forward-looking statements." These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the combination involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the combination, including expected synergies and future financial and operating results; Fyffes and Chiquita's plans, objectives, expectations and intentions; the expected timing of completion of the combination; and other statements relating to the combination that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the combination, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the combination, or required governmental and regulatory approvals may delay the combination or result in the imposition of conditions that could reduce the anticipated benefits from the combination or cause the parties to abandon the combination; the risk that a condition to closing of the combination may not be satisfied; the length of time necessary to consummate the combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the combination may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the combination making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the combination, are more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that is included in the Registration Statement on Form S-4 that was filed with the SEC in connection with the combination and are contained in the definitive Proxy Statement/Prospectus/Scheme Circular mailed to shareholders. Additional risks and uncertainties are identified and discussed in Chiquita's reports filed with the SEC and available at the SEC's website at www.sec.gov and in Fyffes reports filed with the Registrar of companies available at Fyffes website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Neither Chiquita nor Fyffes undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication.

Fyffes

1

2 Choice for Chiquita Shareholders Sell now for $13.00 per share Vote for merger with a n illustrative value in excess of $21.00 per share in 2016 (a) or Note: Illustrative hypothetical share price based on various assumptions. Not predictions as to specific future market values (a) Assumes illustrative 2016 EBITDA of $318 million (see page 17), illustrative EV/EBITDA multiple of 8.0x, illustrative 2016 ne t d ebt of $475 million and 97 million shares outstanding

Combine two complementary companies with long histories and great reputations to create the leading global produce company Value - Maximising Opportunity for Chiquita Shareholders #1 banana company globally # 1 US i mported melons #3 pineapple company globally US market leader in packaged salads 3

4 Agenda Fyffes Introduction Chiquita / Fyffes Merger Rationale

Fyffes Proven Management Team 28 years in operational / management roles • CEO since 1995 and Chairman of the Board as of 2006 • Managing Director with responsibility for the Group's operations since 1989 • Joined the Group in 1986, having previously practiced as a partner in a leading Dublin law firm 24 years in financial / operational roles TOM MURPHY • Finance Director and Board Member since 2007 • Deputy Managing Director and Finance Director of the Group's Tropical Produce division in 2000 • Held number of senior accounting positions in Fyffes since joining Group in 1990 28 years in operational / management roles COEN BOS • COO and Member of the Board since 2006 • Managing Director of the Group's Tropical Produce division in 2000 • Banana Director at Velleman & Tas BV until acquisition by Fyffes in 1994 • Merchant navy ship’s master and active at sea until 1983 Experienced Senior Management T eam S upported by a Deep B ench of Managers T hroughout Fyffes DAVID MCCANN 5

A Strong Business

Significant Market Positions	# 1 Banana Importer in Europe #1 Melon Importer in US
Deep Understanding of Production	Significant Farm Investments (Pineapples & Melon & Historically Bananas)
Significant Owned Production	c.10,000 ha in Central America
Grower Relationships	Longstanding Relationships with Growers Going Back 40 Years
Strong Reputation	Oldest Fruit Brand Globally Since 1929 History 120+ Years
Strong Customer Relationships	High Level of Customer Satisfaction (Quality, Service)

Fyffes

6

IPO Becomes largest fresh produce company in Ireland & United Kingdom Becomes largest fresh produce company in Europe 1981 1980s 1990s Demerger into Fyffes & Total Produce € 43.9m € 2.4bn Announces intention to focus on tropical produce business 2000s World's Oldest Banana Brand Growth and Development Part of Our DNA Source: Company filings and investor presentations 7

2007 2008 2009 2010 2011 2012 2013 Bananas 69% Melons 20% Pineapples 11% Source: Company filings and investor presentations € 708.9m € 1,082.2m 2007 PRODUCT SPLIT (a) Bananas 74% Melons 13% Pineapples 13% 2013 PRODUCT SPLIT (a) Successful, Focused and Growing Produce Business Note: Revenue includes joint ventures (a) Product split by cases sold, including joint ventures Since Demerger Fyffes Has Become the No.1 Banana Company in Europe 8

€ 18.9 € 25.7 € 26.9 € 29.6 € 40.0 € 40.0 € 47.1 2008 2009 2010 2011 2012 2013 2014 EBITDA ( € million) € 3.95 € 5.19 € 5.50 € 6.05 € 8.55 € 8.82 2008 2009 2010 2011 2012 2013 + 149% absolute growth +123% absolute growth Superior Track Record of Sales & Earnings Growth (a) Source : Company filings , Fyffes announcement dated 27 August 2014 and joint Chiquita and Fyffes announcement dated August 27, 2014 (a) Represents midpoint of Fyffes EBITA guidance range as per Fyffes announcement dated 27 August 2014 plus for comparability purposes, LTM depreciation of € 7.1 million 9 EPS ( € cent)

€ 26 € 27 € 30 € 40 € 40 € 47 € 21 € 25 € 26 € 34 € 37 € 40 2009 2010 2011 2012 2013 2014 (a) (b) Fyffes Historic EBITDA Guidance Trends ( € million) Source: Company filings Note: Midpoint of initial guidance is the initial EBITA guidance as listed in the relevant preliminary results announcement plus that fiscal year’s actual deprec iat ion (a) Represents midpoint of Fyffes EBITA guidance range as per Fyffes announcement dated 27 August 2014 plus for comparability purposes, LTM depreciation of € 7.1 million (b) Represents midpoint of Fyffes initial EBITA guidance range as per Fyffes announcement dated 10 March 2014 plus for comparability purposes, LTM depreciation of € 7.1 million 10 22% 7% 14% 18% 7% 19% Outperformance (%) Actual EBITDA Midpoint of initial guidance Track record of consistently outperforming guidance E

11 € 1.50 € 1.50 € 1.65 € 1.75 € 1.93 € 2.07 € 2.17 2007 2008 2009 2010 2011 2012 2013 50 100 150 200 250 300 01-Sep-09 03-Sep-10 05-Sep-11 07-Sep-12 09-Sep-13 12-Sep-14 Fyffes ISEQ Overall Index NYSE Source: Company filings and FactSet +102% +61% 0 50 100 150 200 01-Sep-09 03-Sep-10 05-Sep-11 07-Sep-12 09-Sep-13 12-Sep-14 Chiquita NYSE +68% +68% ( 6%) € 1.7 € 5.3 € 5.3 € 12.7 2007 2008 2009 2010 2011 2012 2013 -- -- -- Delivering Shareholder Returns Fyffes – Share Price Performance Share Buybacks ( € million) Chiquita – Share Price Performance Dividend Per Share ( € cent)

12 Total revenue (a) EBITA (b) PBT (b) EPS (c) Interim dividend per share ROIC (d) H1 2014 € 592.8m € 31.5m € 31.0m 8.85c 0.714c 21.1% H1 2013 € 585.4m € 23.1m € 22.2m 6.36c 0.68c 15.7% % Change +1.3% +36.5% +40.0% +39.2% +5.0% N/A (a) Includes Fyffes share of JV revenues (b) Before exceptional items, amortisation and share of joint venture tax (c) Before exceptional items, amortisation (d) ROIC based on rolling twelve months, including JVs Strong First Half Results 2014

Long History of Successful Acquisition-Led Growth

Year	Acquisition
1981	IPO – FII plc
1982	Torney Bros (Belfast) 45% Uniplumo (Dublin) 100%
1983	F E Benner (Belfast) 100%
1984	Torney Bros (Belfast) 100%
1985	Kinsealy Farms (Ireland) DP Hale (Ireland) Gillespie & Co (Ireland)
1986	Fyffes Group Ltd (UK)
1987	FII Fyffes plc lists Dublin / London
1988	Marshall & Co (UK) Jack Dolan (Ireland) Rowe & Co (UK) GM Gerrards (UK)
1989	Name changes to Fyffes plc
1990	Glass Glover (Scotland) Padwa Group (UK) J Lindsay (Scotland) Gerrards (UK)
1993	JV Coplaca (Canary Islands) Brdr Lembcke (Denmark) 50% Velleman & Tas (Netherlands) 50%

Note: Selection of acquisitions shown

Year	Acquisition
1995	Angel Rey JV (Spain) JV WIBDECO by Geest (UK)
1996	Anaco International BV 50% Pevlani SpA (Italy) 50%
1997	Sunpak Mayfield (Cork) 100% Velleman & Tas (Netherlands) 100%
1998	Gillespie & Co merges with Allegro (Ireland)
1999	Capespan Europe 50% Capespan Pty (South Africa) 10%
2002	Hortim (Czech Republic) 70% InterWeichert (Germany) 80%
2004	Everfresh (Sweden) 60%
2005	JV with Uniban – Turbana (US) 50%
2006	Brdr Lembcke (Denmark) 100% Demerger – Property Business – Balmoral Demerger – General Produce Business – Total Produce
2008	Anexco (Costa Rica) 100% Sol Group (US) 60%
2009	Agroindustries (Panama) 100%
2011	vanWylick (Germany) JV 33.3%
2013	Pina Tica (Costa Rica) 100% Sol (Honduras & US) 100%

1981 → **2013**

Track Record of 50+ Successfully Integrated Acquisitions Under Current Management's Tenure

Fyffes

Source: Company website, filings and investor presentations

13

Chiquita / Fyffes Merger – Compelling Strategic Rationale Leading Global Produce Company • #1 banana company globally • # 1 US imported melons • #3 pineapple company globally • US market leader in packaged salads Financial Strength • Will generate free cash flow. Fyffes consistently has, Chiquita has not • More efficient capital structure provides substantial financial flexibility • Combined 2014 illustrative pro forma EBITDA of $ 252 million – $272 million for ChiquitaFyffes, including estimated synergies (a) Significant Synergies • Combining complementary businesses creates substantial operational efficiencies and cost savings • $60 million in annualized cost synergies targeted by end of 2016 • Recurring annual synergies primarily comprised of efficiencies in areas of procurement, logistics, and redundant infrastructure Proven Team • Leverages combined expertise of both management teams • Deep operational experience across key functions Note: The combined figures are not projections of how the Combined Group will trade (a) This is not a forecast and is provided for illustrative purposes, 2014 combined pro forma EBITDA is stated as Chiquita’s proj ect ed adjusted EBITDA for the fiscal year ending December 31, 2014 of $130 to $150 million with Fyffes estimated 2014 EBITDA stated as $62 million bein g t he midpoint of Fyffes EBITA guidance range as per Fyffes announcement dated 27 August 2014 plus for comparability purposes, LTM depreciation of € 7.1 million (converted to USD at an exchange rate of $1.3242 to € 1.0000) and assumes run - rate synergies of $60 million per revised merger benefits statement dated August 27, 2014 14

Chiquita Source: Company filings and presentations; Joint Investor Presentation dated March 10, 2014 Note: The combined figures are not projections of how the Combined Group will trade; EUR converted to USD at an exchange rate o f $1.3242 to € 1.000 (a) Excludes share of revenue of Fyffes JV’s of $326 million Bringing US and European Platforms and Creating a More D iverse C ompany With a More S table E nd M arket and Risk - Improved S ourcing P ortfolio ChiquitaFyffes (a) Fyffes (a) Revenue Geography Product Bananas 64% Salads and Healthy Snacks 32% Produce 4% 2013A Revenue Bananas 75% Melons 16% Pineapples 9% Bananas 67% Salads and Healthy Snacks 23% Produce 9% US 61% Europe 29% International 11% 2013A Revenue Europe 83% US 17% US 49% Europe 43% International 8% Complementary Products and Geographies 15

Chiquita / Fyffes Upsides Since March Announcement

Regulatory

- Chiquita and Fyffes working to obtain Phase I Clearance from the European Commission by October 3, 2014

	Description	EBITDA Impact
Gulf Shipping Rotation	• High efficiency scaled container shipping to the US-Gulf enabled by Chiquita port infrastructure investment and vessel sharing agreement (Q4, 2014)	• $14 million - $16 million supports long-term financial objectives[a]
Outperformance of Fyffes Business	• Recent results – H1 2014 Adjusted EPS +39.2% year-over-year • Higher guidance – Increased full year 2014 EBITA target range to €38 million - €42 million from €30 million - €35 million	• Adds ~$10 million (€7.5 million) to combined EBITDA[b]
Increased Synergies Identified	• European and Mediterranean shipping benefits enabled by geographic sourcing diversity of combined company • IT efficiencies	• $20 million additional synergies, increasing total to $60 million

Several Upsides Have Been Identified Across Both Organizations Since the Announcement of the Proposed Chiquita / Fyffes Transaction

Source: Revised merger benefits statement by Chiquita and Fyffes dated August 27, 2014
Note: EUR converted to USD at an exchange rate of $1.3242 to €1.000
(a) $14 million – $16 million benefit to begin impacting results in late Q4 2014 and to be fully deployed by 2015; savings enabled by Chiquita port and container infrastructure investments such as larger containerized ships, joint cargo routing and load planning as well as new onshore cranes in New Orleans & Guatemala as per Chiquita release dated August 27, 2014; shipping savings do not form a part of Chiquita's merger synergy numbers
(b) Represents difference between the midpoints of Fyffes guidance ranges as per Fyffes announcement dated August 27, 2014 and Fyffes announcement dated 10 March 2014

Fyffes

16

Illustrative Combined EBITDA Analysis



$140
$15
$20
$62
$60
$21
$318
Chiquita 2014 EBITDA (a)
Chiquita Gulf Shipping Savings (b)
Salad Business Improvement (c)
Fyffes 2014 EBITDA (d)
Synergies (e)
Organic Growth (f)
Illustrative 2016 EBITDA

(a) $140 million represents the midpoint of Chiquita's projected adjusted EBITDA for the fiscal year ending December 31, 2014 of $130 to $150 million as set forth in Chiquita profit forecast dated 6 August 2014

(b) $15 million represents the midpoint in Chiquita's savings enabled by port infrastructure investment and vessel sharing agreements as per Chiquita press release dated 27 August 2014 (see page 16)

(c) $20 million represents an illustration by Fyffes of incremental improvement in Chiquita's salad business. Chiquita has a target operating margin of 7 - 8% for this business. Fyffes illustration included above, including the $20 million improvement and the illustrative growth is significantly lower than the EBITDA implied by the targeted 7-8% operating margin. Chiquita reported operating income for the Salad and Healthy Snacks segment of $4 million for the six months ended June 30, 2014. This is not a forecast and is provided for illustrative purposes

(d) $62 million represents the midpoint of Fyffes revised EBITA profit forecast plus LTM depreciation of €7.1 million converted to USD at an exchange rate of $1.32 to €1.00

(e) $60 million represents synergies as per the Merger Benefits Statement dated 27 August 2014

(f) $21 million is an illustrative number that represents 2015 and 2016 illustrative organic growth of 5% based on 2014 pro-forma EBITDA of $202 million ($140 million Chiquita + $62 million Fyffes). This is not a forecast and is provided for illustrative purposes

Fyffes

17

18 Illustrative Share Price Analysis $13.00 $13.82 $19.58 $21.20 $22.81 Fyffes Standalone EBITDA CAGR of 16% from 2008 to 2013 Illustrative EBITDA growth of 5% in 2015 and 2016 assumed for ChiquitaFyffes Source: Company information Note: Based on $60 million run - rate synergies and illustrative 2016 net debt of $475 million; 2015 and 2016 ChiquitaFyffes EBITDA growth of 5% is provided for illustrative purposes; It is not a forecast Illustrative hypothetical share price based on various assumptions. N ot predictions as to specific future market values ChiquitaFyffes Pro Forma EV/EBITDA Trading Multiple • Illustrative analysis based on terms of the transaction announced in March (i.e. exchange ratio of 0.1567x and pro forma Chiquita shareholder ownership of 50.7%) Offer Price (8/11/2014) Today 8.5x 7.5x 8.0x Illustrative Year - End 2016 Share Prices

Summary Value Comparison

	Chiquita Cash Offer	Chiquita Today	ChiquitaFyffes Illustrative 2016
Equity value ($ million)	638	679	2,066
No. of shares (millions)	49[a]	49[a]	97[b]
Share price ($)	13.00[c]	13.82[d]	21.20[e]

Note: Illustrative hypothetical share price based on various assumptions. Not a prediction of future share price

(a) Fully diluted shares outstanding calculated by adding Chiquita's basic shares outstanding as of 4 August 2014 as per its Q2 filing with dilutive securities computed using the treasury stock method

(b) Represents ChiquitaFyffes pro forma shares outstanding based on basic shares outstanding as per Chiquita and Fyffes Q2 filings with dilutive securities computed using the treasury stock method

(c) Represents Cutrale & Safra's offer price per share as of 11 August 2014

(d) Represents Chiquita's closing share price as of 15 September 2014

(e) Illustrative pro forma share price based on an 8.0x EV/EBITDA multiple, $60 million in run-rate synergies and illustrative 2016 net debt of $475 million; 2015 and 2016 ChiquitaFyffes EBITDA growth of 5% is provided for illustrative purposes (see previous page)

Fyffes

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Important Information

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information Has Been Filed and Will Be Filed with the SEC

ChiquitaFyffes has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes a Proxy Statement that also constitutes a Prospectus of ChiquitaFyffes. The registration statement was declared effective by the SEC on July 25, 2014. The Form S-4 also includes the Scheme Circular and Explanatory Statement required to be sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Each of Chiquita and Fyffes has completed mailing to their respective shareholders the definitive Proxy Statement/Prospectus/Scheme Circular in connection with the proposed combination of Chiquita and Fyffes and related transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling (980) 636-5000, or by contacting Fyffes Investor Relations at c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants in the Solicitation

Chiquita, Fyffes, ChiquitaFyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the combination. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2013, which was published on April 11, 2014 and is available on the Fyffes website at www.fyffes.com. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

Fyffes

20

Important Information

GENERAL

The release, publication or distribution of this presentation in or into certain jurisdictions may restricted by the laws of those jurisdictions. Accordingly, copies of this presentation and all other documents relating to the combination are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the combination disclaim any responsibility or liability for the violations of any such restrictions by any person.

Any response in relation to the combination should be made only on the basis of the information contained in the Proxy Statement/Prospectus/Scheme Circular or any document by which the combination, including the Scheme, are made. Chiquita shareholders and Fyffes shareholders are advised to read carefully the formal documentation which has been posted to them in relation to the combination.

Lazard & Co. Limited ("Lazard"), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively as financial adviser to Fyffes and no one else in connection with the matters described in this document, and will not be responsible for anyone other than Fyffes for providing the protections afforded to clients of Lazard nor for providing advice in relation to the matters referred to in this document. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this document, any statement contained herein or otherwise.

Davy and Davy Corporate Finance each of which is regulated in Ireland by the Central Bank of Ireland, are acting for Fyffes and no one else in relation to the matters referred to herein. In connection with such matters, Davy and Davy Corporate Finance, their affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Fyffes for providing the protections afforded to their clients or for providing advice in connection with the matters described in this document or any matter referred to herein.

There has been no material change in the information previously published by Fyffes or Chiquita in connection with the combination contained in the Proxy Statement/Prospectus/Scheme Circular dated August 6, 2014, as previously mailed to Fyffes shareholders, save as disclosed: (a) in the announcement by Fyffes dated August 27, 2014 of Fyffes results for the six month financial period ending June 30, 2014; (b) in the announcement by Chiquita and Fyffes dated August 27, 2014 entitled "Chiquita and Fyffes Provide Updated Synergy Estimates Related To Proposed Combination; (c) in the announcement by Chiquita and Fyffes dated August 27, 2014 entitled "Chiquita Mails Letter To Shareholders"; (d) as respects interests in relevant securities held, and dealings in Chiquita and Fyffes relevant securities, by parties acting in concert with Chiquita or Fyffes, as has been disclosed in accordance with the Irish Takeover Rules; and the modification of the Scheme of Arrangement as approved by the Irish High Court on September 1, 2014; (e) Chiquita's ISS presentations filed with the US Securities and Exchange Commission ("SEC") on August 27, 2014; (f) Chiquita's letter to its shareholders dated September 2, 2014; and (g) the investor presentation filed by Fyffes with the SEC on September 2, 2014.

Fyffes
21

22 This presentation contains certain information regarding the historical performance of Fyffes. There can be no assurance that ac tual results will not materially differ from expectations based on such historical performance. Important factors could cause actual results to dif fer materially from those indicated by such information. With respect to the combination, these factors include, but are not limited to: risks and uncertainties relating to the abili ty to obtain governmental and regulatory approvals required for the combination, or required governmental and regulatory approvals may delay the combinatio n o r result in the imposition of conditions that could reduce the anticipated benefits from the combination; the length of time necessary to con sum mate the combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from th e combination may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the combination making it mo re difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management tim e o n transaction - related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative act ions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the combination, are more fully discussed in the Proxy Statement/Prospect us/ Scheme Circular that is included in the Registration Statement on Form S - 4 that was filed with the SEC in connection with the combination and are contai ned in the definitive Proxy Statement/Prospectus/Scheme Circular mailed to shareholders. Additional risks and uncertainties are identified and disc uss ed in Chiquita’s reports filed with the SEC and available at the SEC’s website at www.sec.gov and in Fyffes reports filed with the Registrar o f C ompanies available at Fyffes website at www.fyffes.com. STATEMENT REQUIRED BY THE TAKEOVER RULES The directors of Fyffes accept responsibility for the information contained in this presentation. To the best of the knowledg e a nd belief of the directors of Fyffes (who have taken all reasonable care to ensure that such is the case), the information contained in this presentation f or which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information. Important Information